# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Valion Bio, Inc., CIK 0001787740
CUSIP: 888705308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Date of event which requires filing of this statement: 06/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001838556

## Reporting persons
- Murchinson Ltd.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- Marc Bistricer: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- BPY Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- NOMIS BAY LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- NOMIS BAY OPPORTUNITY LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- EOM Management Ltd.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- James Keyes: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- Jason Jagessar: type of reporting person: individual (IN); citizenship or place of organization: Trinidad And Tobago (W5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).
- Chaja Carlebach: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 440,242; sole dispositive power 0; shared dispositive power 440,242; aggregate amount beneficially owned 440,242 (9.99% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Valion Bio, Inc.
Address of issuer's principal executive offices:
1305 E. Houston Street, Building 1, Suite 311
San Antonio, Texas 78205

## Item 2. Person Filing
Name of person filing:
Murchinson Ltd.*
Marc Bistricer*
BPY Ltd.*
NOMIS BAY LTD.*
NOMIS BAY OPPORTUNITY LTD.*
EOM Management Ltd.*
James Keyes*
Jason Jagessar*
Chaja Carlebach*
Address of principal business office or, if none, residence:
145 Adelaide Street West
Toronto A6, M5H 4E5
Citizenship:
Murchinson Ltd. - Canada
Marc Bistricer - Canada
BPY Ltd. - Bermuda
NOMIS BAY LTD. - Bermuda
NOMIS BAY OPPORTUNITY LTD. - Bermuda
EOM Management Ltd. - Bermuda
James Keyes - United Kingdom
Jason Jagessar - Trinidad and Tobago
Chaja Carlebach - Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Murchinson Ltd. - 440,242*
Marc Bistricer - 440,242*
BPY Ltd. - 440,242*
NOMIS BAY LTD. - 440,242*
NOMIS BAY OPPORTUNITY LTD. - 440,242*
EOM Management Ltd. - 440,242*
James Keyes - 440,242*
Jason Jagessar - 440,242*
Chaja Carlebach - 440,242*

*The Common Stock (the "Shares") reported herein represents the approximate number of Shares which one or more funds and accounts (together the "Funds"), advised or sub-advised by Murchinson Ltd. (the "Adviser") currently owns plus has the right to acquire within sixty (60) days through the conversion and/or exercise of Series C preferred stock (the "Preferred Stock") issued by Valion Bio, Inc. (the "Issuer"). The Adviser, in its capacity as the subadviser of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. EOM Management Ltd. ("EOM"), in its capacity as the adviser of the Funds, may have the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser and EOM may be deemed to beneficially own the Shares reported herein. Marc Bistricer, and the directors of the Funds and EOM identified herein, may also be deemed to have investment discretion and voting power over the shares held by the Funds, and are therefore a control persons (the "Control Persons," and collectively with the Adviser, EOM, and the Funds, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares.

The Funds, together with its affiliates, are subject to a blocker which prevents them from exercising and/or converting Preferred Stock into Shares to the extent that, upon such exercise or conversion, the Funds, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the "Blocker"). Accordingly, the number of Shares reported herein reflects the amount of Shares the Reporting Persons may acquire within 60 days. For the avoidance of doubt, the Reporting Persons do not currently beneficially own all the Shares reported herein. The percent of class reported herein gives effect to the Blocker and is based upon a confirmation from the Issuer on July 10, 2026, stating that there are 4,151,259 Shares outstanding as of July 10, 2026, plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion and/or exercise of its Preferred Stock subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act.

This Schedule 13G shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Murchinson Ltd. - 9.99%*
Marc Bistricer - 9.99%*
BPY Ltd. - 9.99%*
NOMIS BAY LTD. - 9.99%*
NOMIS BAY OPPORTUNITY LTD. - 9.99%*
EOM Management Ltd. - 9.99%*
James Keyes - 9.99%*
Jason Jagessar - 9.99%*
Chaja Carlebach - 9.99%*
Sole power to vote or to direct the vote:
Murchinson Ltd. - 0
Marc Bistricer - 0
BPY Ltd. - 0
NOMIS BAY LTD. - 0
NOMIS BAY OPPORTUNITY LTD. - 0
EOM Management Ltd. - 0
James Keyes - 0
Jason Jagessar - 0
Chaja Carlebach - 0
Shared power to vote or to direct the vote:
Murchinson Ltd. - 440,242*
Marc Bistricer - 440,242*
BPY Ltd. - 440,242*
NOMIS BAY LTD. - 440,242*
NOMIS BAY OPPORTUNITY LTD. - 440,242*
EOM Management Ltd. - 440,242*
James Keyes - 440,242*
Jason Jagessar - 440,242*
Chaja Carlebach - 440,242*
Sole power to dispose or to direct the disposition:
Murchinson Ltd. - 0
Marc Bistricer - 0
BPY Ltd. - 0
NOMIS BAY LTD. - 0
NOMIS BAY OPPORTUNITY LTD. - 0
EOM Management Ltd. - 0
James Keyes - 0
Jason Jagessar - 0
Chaja Carlebach - 0
Shared power to dispose or to direct the disposition:
Murchinson Ltd. - 440,242*
Marc Bistricer - 440,242*
BPY Ltd. - 440,242*
NOMIS BAY LTD. - 440,242*
NOMIS BAY OPPORTUNITY LTD. - 440,242*
EOM Management Ltd. - 440,242*
James Keyes - 440,242*
Jason Jagessar - 440,242*
Chaja Carlebach - 440,242*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Murchinson Ltd.: /s/ Marc Bistricer, Marc Bistricer, Chief Executive Officer (07/17/2026)
- Marc Bistricer: /s/ Marc Bistricer, Marc Bistricer, Individually (07/17/2026)
- BPY Ltd.: /s/ James Keyes, James Keyes, Director (07/17/2026)
- NOMIS BAY LTD.: /s/ James Keyes, James Keyes, Director (07/17/2026)
- NOMIS BAY OPPORTUNITY LTD.: /s/ James Keyes, James Keyes, Director (07/17/2026)
- EOM Management Ltd.: /s/ Chaja Carlebach, Chaja Carlebach, Director (07/17/2026)
- James Keyes: /s/ James Keyes, James Keyes, Individually (07/17/2026)
- Jason Jagessar: /s/ Jason Jagessar, Jason Jagessar, Individually (07/17/2026)
- Chaja Carlebach: /s/ Chaja Carlebach, Chaja Carlebach, Individually (07/17/2026)